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                                                               Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information statement pursuant to Rules 13d-1 and 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                                NetRatings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64116M 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
------------------------------                                 ----------------------------
CUSIP No.  64116M 10 8                     13G                     Page 2 of 5 Pages
------------------------------                                 ----------------------------

-------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
      1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       ACNielsen Corporation
-------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      2       (a) [  ]
              (b) [X]
-------------------------------------------------------------------------------------------
              SEC USE ONLY
      3
-------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                       Delaware
-------------------------------------------------------------------------------------------
   NUMBER OF                        SOLE VOTING POWER
                            5            1,997,868 shares of Common Stock**
     SHARES               -----------------------------------------------------------------
                                    SHARED VOTING POWER
  BENEFICIALLY              6            None
                          -----------------------------------------------------------------
    OWNED BY                        SOLE DISPOSITIVE POWER
                            7            1,997,868 shares of Common Stock**
      EACH                -----------------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
   REPORTING                8            None
                          -----------------------------------------------------------------
     PERSON

      WITH
-------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
                       1,997,868 shares of Common Stock**
-------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     10
                       [   ]
-------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11                6.13%
-------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON*
     12
                       CO
-------------------------------------------------------------------------------------------

** The number or shares beneficially owned includes 1,640 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 8 of this filing for further details regarding the options.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages



Item 1(a)        Name of Issuer:
                 ---------------

                 NetRatings, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 ------------------------------------------------

                 890 Hillview Ct.
                 Suite 300
                 Milpitas, California 95035

Item 2(a)        Name of Person Filing:
                 ----------------------

                 ACNielsen Corporation

Item 2(b)        Address of Principal Business Office or, if none,
                 Residence:
                 -------------------------------------------------

                 177 Broad Street
                 Stamford, Connecticut 06901

Item 2(c)        Citizenship:
                 ------------

                 ACNielsen Corporation is a Delaware corporation.

Item 2(d)        Title of Class of Securities:
                 -----------------------------

                 Common Stock

Item 2 (e)       CUSIP Number:
                 -------------

                 64116M 10 8

Item 3 If this Statement is Filed Pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person
                 Filing is a:
                 -------------------------------------------------------

                 This statement is not filed pursuant to ss. ss.
                 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4           Ownership
                 ---------

                 The information in Items 5 through 11 on the cover pages on this Amendment No. 1 to Schedule 13G is hereby incorporated by reference.

Item 5           Ownership of Five Percent or Less of a Class
                 --------------------------------------------

                 Does not apply.
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                                                               Page 4 of 5 Pages



Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person
                 --------------------------------------------------------------

                 No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
                 --------------------------------------------------------------

                 Does not apply.

Item 8.          Identification and Classification of Members of the Group
                 ---------------------------------------------------------

                 Michael P. Conners, an employee of ACNielsen
                 Corporation, is a director of NetRatings, Inc. and holds options to acquire 5,000 shares of Common Stock of NetRatings, Inc. ACNielsen Corporation has the power to direct the exercise of these options as well as the disposition of the shares issuable upon exercise of thereof. Of these 5,000 shares, 1,640 are issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and are therefore included in the information in Items 5 through 11 on the cover page hereof. The remaining 3,360 shares are not currently beneficially owned by Mr. Conners or ACNielsen Corporation for purposes of Section 13(g) of the Act because the options covering these shares are not currently exercisable and will not become exercisable within 60 days after this filing.

Item 9.          Notice of Dissolution of Group
                 ------------------------------

                 Does not apply.

Item 10.         Certifications
                 --------------

                 Does not apply.
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                                                               Page 5 of 5 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2001

                               ACNIELSEN CORPORATION


                               By: /s/ Earl H. Doppelt
                                   -----------------------------------
                                   Name:  Earl H. Doppelt
                                          ----------------------------
                                   Title: Executive Vice President and
                                          ----------------------------
                                          General Counsel
                                          ----------------------------